UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: January 23, 2025
ARRIVED HOMES, LLC
(Exact name of issuer as specified in its Certificate of Formation)
Delaware	85-2046587
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1700 Westlake Ave North, Suite 200 Seattle, WA 98109
(Full mailing address of principal executive offices)
(814)-277-4833
(Issuer’s telephone number)

www.arrived.com
(Issuer’s website)

Arrived Homes Series Lierly; Arrived Homes Series Soapstone; Arrived Homes Series Pecan; Arrived Homes Series Patrick; Arrived Homes Series Plumtree; Arrived Homes Series Chaparral; Arrived Homes Series Splash; Arrived Homes Series Tuscan; Arrived Homes Series Salem; Arrived Homes Series Malbec; Arrived Homes Series Pinot; Arrived Homes Series Luna; Arrived Homes Series Kingsley; Arrived Homes Series Shoreline; Arrived Homes Series Holloway; Arrived Homes Series Badminton; Arrived Homes Series Eastfair; Arrived Homes Series Mojave; Arrived Homes Series Wentworth; Arrived Homes Series Cupcake; Arrived Homes Series Basil; Arrived Homes Series Lallie; Arrived Homes Series Dewberry; Arrived Homes Series Spencer; Arrived Homes Series Summerset; Arrived Homes Series Roseberry; Arrived Homes Series Windsor; Arrived Homes Series Forest; Arrived Homes Series Meadow; Arrived Homes Series Collinston; Arrived Homes Series Saddlebred; Arrived Homes Series Odessa; Arrived Homes Series Lily; Arrived Homes Series Saturn; Arrived Homes Series Sugar; Arrived Homes Series Coatbridge; Arrived Homes Series Lennox; Arrived Homes Series Olive; Arrived Homes Series Dawson; Arrived Homes Series Ridge; Arrived Homes Series Bayside; Arrived Homes Series Elm; Arrived Homes Series River; Arrived Homes Series Amber; Arrived Homes Series Westchester; Arrived Homes Series Limestone; Arrived Homes Series Jupiter; Arrived Homes Series Weldon; Arrived Homes Series Holland; Arrived Homes Series Elevation; Arrived Homes Series Oly; Arrived Homes Series McLovin; Arrived Homes Series Matchingham; Arrived Homes Series Rooney; Arrived Homes Series Diablo; Arrived Homes Series KerriAnn; Arrived Homes Series Sigma; Arrived Homes Series Grant; Arrived Homes Series Bandelier; Arrived Homes Series Ensenada; Arrived Homes Series Davidson; Arrived Homes Series Vernon; Arrived Homes Series Murphy; Arrived Homes Series Dolittle; Arrived Homes Series Butter; Arrived Homes Series Ribbonwalk; Arrived Homes Series Scepter; Arrived Homes Series Delta; Arrived Homes Series Saint; Arrived Homes Series Lovejoy; Arrived Homes Series Emporia; Arrived Homes Series Wave; Arrived Homes Series Tuxford; Arrived Homes Series Greenhill; Arrived Homes Series Kawana; Arrived Homes Series Chelsea; Arrived Homes Series Terracotta; Arrived Homes Series Otoro; Arrived Homes Series Hollandaise; Arrived Homes Series Hadden; Arrived Homes Series Avebury; Arrived Homes Series Tulip; Arrived Homes Series Jack; Arrived Homes Series Bedford; Arrived Homes Series Louise; Arrived Homes Series Gardens; Arrived Homes Series Peanut; Arrived Homes Series 100; Arrived Homes Series Grove; Arrived Homes Series Lanier; Arrived Homes Series Mammoth; Arrived Homes Series McGregor; Arrived Homes Series Point; Arrived Homes Series Roxy; Arrived Homes Series Wisteria; Arrived Homes Series Heron; Arrived Homes Series Stonebriar; Arrived Homes Series Heritage; Arrived Homes Series Magnolia; Arrived Homes Series Kirkwood; Arrived Homes Series Rosewood; Arrived Homes Series Apollo; Arrived Homes Series Baron; Arrived Homes Series Swift; Arrived Homes Series Wescott; Arrived Homes Series Wildwood; Arrived Homes Series Madison; Arrived Homes Series Abbington; Arrived Homes Series Burlington; Arrived Homes Series Lannister; Arrived Homes Series Nugget; Arrived Homes Series Pearl; Arrived Homes Series Hines; Arrived Homes Series Ritter; Arrived Homes Series 101; Arrived Homes Series Jake; Arrived Homes Series Holcomb; Arrived Homes Series Latte; Arrived Homes Series Dunbar; Arrived Homes Series Lookout; Arrived Homes Series Reynolds; Arrived Homes Series Kennesaw; Arrived Homes Series Pioneer; Arrived Homes Series Bazzel; Arrived Homes Series June; Arrived Homes Series Johnny; Arrived Homes Series Osprey; Arrived Homes Series Riverwalk; Arrived Homes Series Collier; Arrived Homes Series Folly; Arrived Homes Series Dorchester; Arrived Homes Series Dogwood; Arrived Homes Series Walton; Arrived Homes Series Clover; Arrived Homes Series Dolly; Arrived Homes Series Kenny; Arrived Homes Series Creekside; Arrived Homes Series Willow; Arrived Homes Series Wilson; Arrived Homes Series Daisy; Arrived Homes Series Henry; Arrived Homes Series Sodalis; Arrived Homes Series Loretta; Arrived Homes Series Conway; Arrived Homes Series Belle; Arrived Homes Series Chitwood; Arrived Homes Series Spring; Arrived Homes Series Highland; Arrived Homes Series Wellington; Arrived Homes Series Braxton; Arrived Homes Series Reginald; Arrived Homes Series Camino; Arrived Homes Series Winston; Arrived Homes Series Inglewood; Arrived Homes Series Richardson; Arrived Homes Series Cumberland; Arrived Homes Series Bonneau; Arrived Homes Series Blossom; Arrived Homes Series Marcelo; Arrived Homes Series Taylor; Arrived Homes Series Aster; Arrived Homes Series Quincy; Arrived Homes Series Jill; Arrived Homes Series Marietta; Arrived Homes Series Mae; Arrived Homes Series Chester; Arrived Homes Series Shallowford; Arrived Homes Series Cypress; Arrived Homes Series Harrison; Arrived Homes Series Piedmont; Arrived Homes Series Kessler; Arrived Homes Series Creekwood; Arrived Homes Series Hansel; Arrived Homes Series Falcon; Arrived Homes Series Eagle; Arrived Homes Series Goose; Arrived Homes Series Gretal; Arrived Homes Series Mimosa; Arrived Homes Series Redondo; Arrived Homes Series Sundance; Arrived Homes Series Chickamauga; Arrived Homes Series Sequoyah; Arrived Homes Series Litton; Arrived Homes Series Brainerd; Arrived Homes Series Brooklyn; Arrived Homes Series Lurleen; Arrived Homes Series Regency; Arrived Homes Series Sunnyside; Arrived Homes Series Korin; Arrived Homes Series Dops; Arrived Homes Series Brennan; Arrived Homes Series Sajni; Arrived Homes Series Tuscarora; Arrived Homes Series Salinas; Arrived Homes Series Hansard; Arrived Homes Series Jefferson; Arrived Homes Series Marie; Arrived Homes Series Ella; Arrived Homes Series Douglas; Arrived Homes Series Cove; Arrived Homes Series Belvedere; Arrived Homes Series Avondale; Arrived Homes Series Martell; Arrived Homes Series Mycroft; Arrived Homes Series Longwoods; Arrived Homes Series Louis; Arrived Homes Series Fenwick; Arrived Homes Series Sims; Arrived Homes Series Osceola; Arrived Homes Series Augusta; Arrived Homes Series Cawley; Arrived Homes Series Bella; Arrived Homes Series Foster; Arrived Homes Series Franklin; Arrived Homes Series General; Arrived Homes Series Marion; Arrived Homes Series Marple; Arrived Homes Series Mary; Arrived Homes Series Onyx; Arrived Homes Series Palmer; Arrived Homes Series Porthos; Arrived Homes Series Simon; Arrived Homes Series Theodore; Arrived Homes Series Chinook; Arrived Homes Series Bergenia; Arrived Homes Series Felix; Arrived Homes Series Oscar; Arrived Homes Series Ellen; Arrived Homes Series Alvin; Arrived Homes Series Ballinger; Arrived Homes Series Briarwood; Arrived Homes Series Eastwood; Arrived Homes Series Abernant; Arrived Homes Series Calvin; Arrived Homes Series Fletcher; Arrived Homes Series Hargrave; Arrived Homes Series Hobbes; Arrived Homes Series Irene; Arrived Homes Series Peterson; Arrived Homes Series Richmond; Arrived Homes Series Winchester

(Title of each class of securities issued pursuant to Regulation A)
1
ITEM 9. OTHER EVENTS
Declaration of Dividend
On January 23, 2025, Arrived Homes, LLC (“Arrived”) announced to shareholders that it will be paying dividends per membership interest in the amounts corresponding to the relevant series as listed in the chart below. Each dividend is payable to shareholders of record in the relevant series on January 24, 2025 and is expected to be paid on January 24, 2025. Settlement of the funds may take up to five (5) business days following the payment date. Shareholders will be issued a Form 1099-DIV following the end of Arrived’s fiscal year and should consult their tax advisors regarding any tax consequences regarding the investment and any dividends received. For any additional information regarding the membership interests discussed herein, shareholders should refer to the Offering Circular available on the SEC’s website dated November 27, 2023 (“Offering Circular”).

Series of Arrived Homes, LLC	Dividend Amount per Share
Lierly	$ 0.075
Soapstone	$ 0.066
Pecan	$ 0.084
Patrick	$ 0.075
Plumtree	$ 0.084
Chaparral	$ 0.084
Splash	$ 0.066
Tuscan	$ 0.074
Malbec	$ 0.043
Pinot	$ 0.048
Luna	$ 0.055
Kingsley	$ 0.028
Shoreline	$ 0.053
Holloway	$ 0.041
Badminton	$ 0.051
Mojave	$ 0.048
Wentworth	$ 0.078
Cupcake	$ 0.061
Basil	$ 0.047
Lallie	$ 0.008
Spencer	$ 0.052
Summerset	$ 0.070
Forest	$ 0.047
Meadow	$ 0.007
Collinston	$ 0.032
Saddlebred	$ 0.033
Odessa	$ 0.021
Lily	$ 0.014
Sugar	$ 0.024
Coatbridge	$ 0.029
Lennox	$ 0.051
Olive	$ 0.051
Dawson	$ 0.027
Ridge	$ 0.048
Bayside	$ 0.041
Elm	$ 0.068
River	$ 0.048
Amber	$ 0.016
Westchester	$ 0.026
Limestone	$ 0.050
Jupiter	$ 0.040
Weldon	$ 0.032
Holland	$ 0.020
Oly	$ 0.033
McLovin	$ 0.029
Matchingham	$ 0.074
Rooney	$ 0.051
Diablo	$ 0.050
KerriAnn	$ 0.017
Sigma	$ 0.048
Grant	$ 0.049
Ensenada	$ 0.037
Davidson	$ 0.010
Vernon	$ 0.035
Murphy	$ 0.014
Butter	$ 0.048
Ribbonwalk	$ 0.012
Saint	$ 0.069
Lovejoy	$ 0.050
Emporia	$ 0.026
Tuxford	$ 0.008
Greenhill	$ 0.042
Kawana	$ 0.056
Chelsea	$ 0.040
Otoro	$ 0.024
Hollandaise	$ 0.033
Avebury	$ 0.029
Tulip	$ 0.043
Louise	$ 0.028
Gardens	$ 0.064
Peanut	$ 0.045
Lanier	$ 0.016
Mammoth	$ 0.016
McGregor	$ 0.052
Point	$ 0.036
Roxy	$ 0.036
Wisteria	$ 0.041
Stonebriar	$ 0.028
Rosewood	$ 0.036
Apollo	$ 0.016
Baron	$ 0.030
Swift	$ 0.029
Wescott	$ 0.033
Wildwood	$ 0.061
Madison	$ 0.009
Abbington	$ 0.050
Burlington	$ 0.018
Lannister	$ 0.033
Nugget	$ 0.025
Pearl	$ 0.036
Ritter	$ 0.039
101	$ 0.016
Holcomb	$ 0.031
Lookout	$ 0.040
Reynolds	$ 0.029
Kennesaw	$ 0.030
Pioneer	$ 0.030
Bazzel	$ 0.020
June	$ 0.017
Johnny	$ 0.032
Osprey	$ 0.021
Riverwalk	$ 0.058
Collier	$ 0.039
Dogwood	$ 0.057
Walton	$ 0.007
Clover	$ 0.035
Dolly	$ 0.032
Kenny	$ 0.029
Creekside	$ 0.044
Willow	$ 0.029
Wilson	$ 0.037
Daisy	$ 0.051
Henry	$ 0.017
Conway	$ 0.033
Belle	$ 0.020
Chitwood	$ 0.039
Spring	$ 0.033
Wellington	$ 0.029
Braxton	$ 0.031
Camino	$ 0.034
Winston	$ 0.029
Inglewood	$ 0.042
Richardson	$ 0.050
Cumberland	$ 0.044
Bonneau	$ 0.011
Blossom	$ 0.043
Marcelo	$ 0.040
Taylor	$ 0.031
Aster	$ 0.018
Quincy	$ 0.033
Jill	$ 0.026
Mae	$ 0.032
Chester	$ 0.024
Shallowford	$ 0.014
Cypress	$ 0.017
Harrison	$ 0.030
Piedmont	$ 0.018
Creekwood	$ 0.018
Hansel	$ 0.013
Eagle	$ 0.040
Goose	$ 0.047
Gretal	$ 0.053
Mimosa	$ 0.021
Redondo	$ 0.010
Sundance	$ 0.016
Chickamauga	$ 0.050
Sequoyah	$ 0.038
Litton	$ 0.081
Brainerd	$ 0.062
Regency	$ 0.042
Sunnyside	$ 0.062
Korin	$ 0.044
Brennan	$ 0.028
Tuscarora	$ 0.038
Salinas	$ 0.046
Hansard	$ 0.057
Jefferson	$ 0.071
Marie	$ 0.079
Ella	$ 0.041
Belvedere	$ 0.040
Avondale	$ 0.031
Martell	$ 0.036
Mycroft	$ 0.075
Longwoods	$ 0.035
Louis	$ 0.050
Fenwick	$ 0.021
Sims	$ 0.042
Osceola	$ 0.006
Augusta	$ 0.036
Cawley	$ 0.048
Bella	$ 0.019
Foster	$ 0.044
Franklin	$ 0.042
General	$ 0.044
Marion	$ 0.034
Mary	$ 0.060
Onyx	$ 0.046
Palmer	$ 0.031
Porthos	$ 0.037
Simon	$ 0.066
Theodore	$ 0.048
Chinook	$ 0.044
Bergenia	$ 0.059
Felix	$ 0.043
Ellen	$ 0.052
Alvin	$ 0.061
Ballinger	$ 0.054
Briarwood	$ 0.083
Eastwood	$ 0.060
Abernant	$ 0.046
Calvin	$ 0.048
Fletcher	$ 0.037
Hargrave	$ 0.036
Hobbes	$ 0.056
Irene	$ 0.085
Peterson	$ 0.051
Richmond	$ 0.025
Winchester	$ 0.035

Safe Harbor Statement
The information contained in this Current Report on Form 1-U includes some statements that are not historical and that are considered “forward-looking statements.”  Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager, each series of our company and the Arrived platform (defined in the Offering Circular); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations).  These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future.  In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.
The forward-looking statements contained in this Current Report on Form 1-U are based on current expectations and beliefs concerning future developments that are difficult to predict.  Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Arrived platform will be as currently anticipated.  These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.
All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties.  These risks and uncertainties, along with others, are also described in the Offering Circular under the headings “Summary – Summary Risk Factors” and “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Current Report on Form 1-U to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 23, 2025.

ARRIVED HOMES, LLC

By:	Arrived Holdings, Inc., its managing member

By:	/s/ Ryan Frazier
Name: Ryan Frazier
Title: Chief Executive Officer